CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, CA 91361-2565

File No. 2213-1
March 17, 2009

VIA ELECTRONIC SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	CaminoSoft Corp. (the “Company”)
Registration Statement on Form S-4
Filed November 8, 2007
File No. 333-147236

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registration Statement on Form S-4 initially filed with the Commission on November 8, 2007 (File No. 333-147236) (the “Registration Statement”).

The Company requests this withdrawal because it has determined not to pursue with the registration of the securities included in the Registration Statement at this time.  No securities were offered or sold pursuant to the Registration Statement.  Please apply the Company’s filing fee to its account with the Commission.

If you have any questions concerning this matter, please contact David Ficksman at 310 789 1290.

Thank you for your assistance in this matter.

Sincerely,

CaminoSoft Corp.

By:	/s/ Stephen W. Crosson
Stephen W. Crosson Chief Financial Officer